1940 Act File No. 811-_____


   As filed with the Securities and Exchange Commission on ________, 2000



                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                 FORM N-8A


        NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                   OF THE INVESTMENT COMPANY ACT OF 1940


           The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

       -------------------------------------------------------------

Name:  Select Asset Fund III

Address of Principal Business Office (No. & Street, City, State Zip Code):

Select Asset Fund III, c/o Harish Raghavan, 4 World Financial Center Floor 16, New York NY 10080

Telephone Number (including area code):  (313)222-5783

Name and address of agent for service of process:

James A. McIntosh, Comerica Bank & Trust, National Association, 411 W. Lafayette Boulevard, Mail Code 3460, Detroit, MI 48226

Check Appropriate Box:

            Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] NO [X]

            Item 1.  Exact name of registrant.

                           Select Asset Fund III

            Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                          Delaware - August 17, 2000

            Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

                               Business Trust

            Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

                              Management Company

            Item 5.  If registrant is a management company:

            (a) state whether registrant is a "closed-end" company or an "open-end" company;

                                 Closed-End

            (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company.

                                Diversified

            Item 6. Name and address of each investment adviser of registrant.

                              World Asset Management L.L.C.
                              255 East Brown Street, Suite 250
                              Birmingham, Michigan  48009

            Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

            Officers:
                              James A. McIntosh
                              411 W. Lafayette Boulevard
                              Mail Code 3460
                              Detroit, Michigan  48226

                              Robert H. Bockrath II
                              411 W. Lafayette Boulevard
                              Mail Code 3460
                              Detroit, Michigan  48226

            Trustees:

                              James A. McIntosh
                              411 W. Lafayette Boulevard
                              Mail Code 3460
                              Detroit, Michigan  48226

                              Jane S. Miller
                              411 W. Lafayette Boulevard
                              Mail Code 3460
                              Detroit, Michigan  48226

                              John F. Sase
                              18823 San Quentin
                              Lathrup Village
                              Michigan 48076

                              Russell P. Flynn
                              37288 Weymouth Drive
                              Livonia, Michigan 48152

                              Stephen E. Weiner
                              4038 Cranbrook Ct.
                              Bloomfield, Michigan 48301

            Item 8. If registrant is an unincorporated investment company not having a board of directors:

            (a)  state the name and address of each sponsor of registrant;

            (b) state the name and address of each officer and director of each sponsor of registrant;

            (c) state the name and address of each trustee and each custodian of registrant.

                               Not Applicable

            Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                                     No

            (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                               Not Applicable

            (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

                                     No

            (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                                    Yes

            (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

            Number of beneficial owners of registrant's outstanding securities:

            One. On the date hereof, Registrant is completing a private placement as a result of which it will have approximately 101 holders of its outstanding securities.

            Name of any company owning 10 percent or more of registrant's outstanding voting securities:

                                    None

            Item 10. State the current value of registrant's total assets.

                                    $10

            Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                                     No

            Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

                               Not Applicable


                                 SIGNATURES

            Pursuant to the requirements of the Investment Company Act of 1940 the registrant has caused this notification of registration to be duly signed on its behalf in the city of Detroit and state of Michigan on the 24th day of August, 2000.


                              Signature:   Select Asset Fund III
                                           --------------------------------


                                     By:   /s/James A. McIntosh
                                           -------------------------------
                                           James A. McIntosh


Attest:  /s/ Stephen G. Hawkins
         ------------------------------
         Name:  Stephen G. Hawkins
         Title: Assistant Secretary